n. a. 9/17

09042389

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC Mail Processing Section
SEP 08 2009
Washington, DC
121

SEC FILE NUMBER
8- 51403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MacMar Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2482 11th St. SW
(No. and Street)

AKRON (City) OH (State) 44314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter W. McCleary 330-622-5817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAURA J. MACDONALD CPA INC -
(Name – *if individual, state last, first, middle name*)

135 N. Broadway Medina OH 44256
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 9/24

OATH OR AFFIRMATION

I, Peter W. McCleary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MacMar Investment Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President
Title

Rose Pamer
Notary Public

NOTARIAL SEAL
STATE OF OHIO

ROSE PAMER, NOTARY
STATE OF OHIO
MY COMMISSION EXPIRES: 09/15/2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MACMAR INVESTMENT CORPORATION
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
Year Ended December 31, 2008

TABLE OF CONTENTS | **Page No.**

INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	6
Notes to Financial Statements	7
SUPPLEMENTARY INFORMATION	
Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	9
Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3	14

LAURA J. MACDONALD
CPA, INC.
135 North Broadway - Medina, Ohio 44256
330.722.1944 - Fax 330.241.5090

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
MacMar Investment Corporation
Akron, Ohio

I have audited the accompanying Statement of Financial Condition of MacMar Investment Corporation, (the Company) (a Texas Corporation) as of December 31, 2008, and the related Statements of Income, Changes in Stockholder's Equity and of Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MacMar Investment Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Medina, Ohio
August 31, 2009

MACMAR INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS		
Cash	$ 6,470	
Equipment, at a cost, less accumulated depreciation of $1,798	-	
Note receivable from stockholder	19,054	
TOTAL ASSETS		$ 25,524

LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued income taxes payable		$ 1,300
STOCKHOLDERS' EQUITY		
Common stock (10,000 shares authorized, issued and outstanding)	14,000	
Treasury stock, at cost (1,447 shares)	(3,315)	
Retained earnings	13,539	
TOTAL STOCKHOLDERS' EQUITY		24,224
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 25,524

Please refer to accompanying notes.

MACMAR INVESTMENT CORPORATION
STATEMENT OF INCOME
Year Ended December 31, 2008

REVENUES		
Commissions	$ 63,109	
Other revenue	1,058	
		$ 64,167
EXPENSES		
Account executive and other compensation	42,266	
Management fees	20,000	
Office expenses	1,061	
Registration fees	3,147	
Other expenses	721	
		67,195
NET INCOME (LOSS)		$ (3,028)

Please refer to accompanying notes.

MACMAR INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2008

	COMMON STOCK		TREASURY STOCK	
	Number of Shares	*Amount*	*Number of Shares*	*Amount*
Balance at December 31, 2007	10,000	$ 14,000	1,447	$ (3,315)
Net income (Loss) for 2008	-	-	-	-
BALANCE AT DECEMBER 31, 2008	10,000	$ 14,000	1,447	$ (3,315)

Please refer to accompanying notes.

RETAINED EARNINGS	TOTAL
$ 16,567	$ 27,252
(3,028)	(3,028)
$ 13,539	$ 24,224

MACMAR INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(3,028)
CASH FLOWS FROM INVESTING ACTIVITIES		
Receipt of principal on notes receivable		576
NET DECREASE IN CASH		(2,452)
CASH AT BEGINNING OF YEAR		8,922
CASH AT END OF YEAR	$	6,470

Please refer to accompanying notes.

MACMAR INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMEMNTS
December 31, 2008

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

MacMar Investment Corporation (the Company) was incorporated in 1998 for the purpose of operating as a broker-dealer in securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is a limited broker-dealer operating on a subscription basis. The Company also is an agent for insurance policies.

Accounting Basis

The accompanying financial statements have been prepared, in all material respects, in accordance with accounting principles generally accepted in the United States of America, as prescribed in the American Institute of Certified Public Accountants' Audit and Accounting Guide, *Brokers and Dealers in Securities.* The following information summarizes the accounting basis:

Equipment

Equipment is stated at cost. Renewals and betterments are capitalized. The costs of maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight line method, over an estimated useful life of 3 years.

Depreciation expense has been included in other expense in the accompanying Statement of Income.

Income Taxes

For Federal income tax purposes, the Company is classified as a taxable corporation. There is no provision for Federal, State or Local income taxes for the year ended December 31, 2008. Accrued income taxes totaled $1,300 as of December 31, 2008 and represents taxes payable for 2007.

Statement of Cash Flows

The Statement of Cash Flows is presented in accordance with Statement of Financial Accounting Standards No. 95. There were no cash payments for interest or income taxes during the year ended December, 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Due to the short-term nature of these items, the fair value of current assets and liabilities approximates carrying value.

NOTE 2 – NOTE RECEIVABLE FROM STOCKHOLDER

As of December 31, 2008, the Company had a note receivable from one of its stockholders totaling $19,054. This note is non-interest bearing and is payable upon demand.

NOTE 3 – RELATED PARTY TRANSACTIONS

In addition to the note receivable from stockholder, described above, the Company incurred $27,354 in commission expense and $20,000 in management fees which were earned by the shareholders' of the Company. These charges have been included in account executive and other compensation, and in management fees, in the accompanying Statement of Income.

The Company operates out of space provided at no charge by one of its stockholders.

NOTE 4 – SUBSEQUENT EVENT

On May 20, 2009, the Company was notified by FINRA that its membership has been suspended for failure to file its annual audit report on a timely basis. The Company has until November 20, 2009 to remedy this situation, by filing its annual audit report along with a written request for termination of the suspension. Management believes that this situation has been corrected and is in the process of requesting a termination of its suspension.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of a minimum net capital requirement of $5,000 and also requires that excess net capital, at 1000%, both as defined, shall be at least $5,000. At December 31, 2008, the Company had net capital of $5,170, which was $170 in excess of its required net capital of $5,000. The Company reported Excess Net Capital at 1000% of $5,040, which was $40 more than its net capital requirement, of $5,000.

SUPPLEMENTARY INFORMATION

LAURA J. MACDONALD
CPA, INC.
135 North Broadway - Medina, Ohio 44256
330.722.1944 - Fax 330.241.5090

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

To the Board of Directors
MacMar Investments
Akron, Ohio

I have audited the accompanying financial statements of MacMar Investment Corporation, as of and for the year ended December 31, 2008, and have issued my report thereon dated August 31, 2009. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Medina, Ohio
August 31, 2009

MACMAR INVESTMENT CORPORATION
SUPPLEMENTARY INFORMATION
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

NET CAPITAL		
Total stockholders' equity	$ 24,224	
Deduct stockholder's equity not allowable for net capital	-	
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		$ 24,224
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets from the Statement of Financial Condition:		
Note receivable from Stockholder	19,054	
TOTAL DEDUCTIONS AND/OR CHARGES		19,054
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		5,170
HAIRCUTS ON SECURITIES		
Trading and investment securities		-
NET CAPITAL		5,170
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Liabilities included in the Statement of Financial Condition:		
Accrued income taxes payable	1,300	
TOTAL AGGREGATE INDEBTEDNESS	$ 1,300	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6.66% of aggregate indebtedness)	$ 87	
Minimum dollar net capital requirement of broker/dealer	5,000	
NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		170
EXCESS NET CAPITAL AT 1000% (net capital less 10% of aggregate indebtedness)		$ 5,040

Please refer to accompanying notes.

MACMAR INVESTMENT CORPORATION
SUPPLEMENTARY INFORMATION
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(Continued)
December 31, 2008

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
(included in Part IIA of Form 17a-5(a) (unaudited) FOCUS report
for the quarter ended December 31, 2008

Net capital as reported in Company's Unaudited Focus Report	$ 6,082	
Audit adjustments, net	(912)	
NET CAPITAL ABOVE		$ 5,170

Please refer to accompanying notes.

MACMAR INVESTMENT CORPORATION
SUPPLEMENTARY INFORMATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Schedule II is not applicable. MacMar Investment Corporation has claimed an exemption from rule 15c3-3 under Section (k)(1). The activities of MacMar Investment Corporation are limited to transactions in certain redeemable securities of registered investment companies or insurance products. The company does not hold funds or securities for, or owe money or securities to, customers.

Please refer to accompanying notes.

MACMAR INVESTMENT CORPORATION
SUPPLEMENTARY INFORMATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Schedule III is not applicable. MacMar Investment Corporation has claimed an exemption from rule 15c3-3 under Section (k)(1). The activities of MacMar Investment Corporation are limited to transactions in certain redeemable securities of registered investment companies or insurance products. The company does not hold funds or securities for, or owe money or securities to, customers.

Please refer to accompanying notes.

LAURA J. MACDONALD
CPA, INC.
135 North Broadway - Medina, Ohio 44256
330.722.1944 - Fax 330.241.5090

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION
RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM RULE 15c3-3**

To the Board of Directors
MacMar Investment Corporation
Akron, Ohio

In planning and performing my audit of the financial statements of MacMar Investment Corporation (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Medina, Ohio
August 31, 2009

MACMAR INVESTMENT CORPORATION

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2008

Laura J. MacDonald, CPA, Inc.
135 North Broadway
Medina, Ohio 44256